                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                            SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                         (Amendment No. 11)*

                               AMERCO
---------------------------------------------------------------------
                          (Name of Issuer)

               Common Stock, $0.25 par value per share
---------------------------------------------------------------------
                  (Title of Class of Securities)

                              023586100
---------------------------------------------------------------------
                            (CUSIP Number)

                      Gary V. Klinefelter, Esq.
                      2727 North Central Avenue
                      Phoenix, Arizona  85021
                      (602) 263-6671
---------------------------------------------------------------------
            (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                            July 7, 1997
---------------------------------------------------------------------
       (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note:   Six copies of this statement, including all exhibits,  should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              (The Exhibit Index is located on Page 18)






---------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                   AMENDMENT NO. 11 TO SCHEDULE 13D
                       PURSUANT TO RULE 13d-2
                               OF THE
                    GENERAL RULES AND REGULATIONS
                              UNDER THE
             SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

          A group consisting of EJOS, Inc., an Arizona corporation; Edward J. Shoen; M.V.S., Inc., a Nevada corporation; Mark V. Shoen; Japal, Inc., a Nevada corporation; James P. Shoen; Pafran, Inc., a Nevada corporation; Paul F. Shoen; Sophmar, Inc., a Nevada corporation; Sophia M. Shoen; and the AMERCO Employee Savings, Profit Sharing and Employee Stock Ownership Trust (the "ESOP Trust") filed a
Schedule 13D with the Securities and Exchange Commission (the "Commission") on May 21, 1992 (the "Original Schedule 13D"). The Original Schedule 13D was amended by Amendment No. 1 filed with the Commission on August 21, 1992, Amendment No. 2 filed with the
Commission  on  April  19,  1993, Amendment  No.  3  filed  with  the
Commission  on  June  12,  1993,  Amendment  No.  4  filed  with  the
Commission  on  September 17, 1993, Amendment No. 5  filed  with  the
Commission on April 25, 1994, Amendment No. 6 filed with the Commission on May 31, 1994, Amendment No. 7 filed with the Commission on September 9, 1994, Amendment No. 8 filed with the Commission on
December 19, 1994, Amendment No. 9 filed with the Commission on July 3, 1995, and Amendment No. 10 filed with the Commission on June 3, 1997. This Amendment No. 11 pursuant to Rule 13d-2 under the Act amends and supplements the cover pages and statements under Items 2, 5, 6, and 7 of the Original Schedule 13D, as amended by Amendments No. 1 through 10. Capitalized terms used in this Amendment No. 11 and not otherwise defined shall have the meaning ascribed to such terms in the Original Schedule 13D, as amended.

          This Amendment No. 11 is being filed by Edward J. Shoen, Mark V. Shoen, James P. Shoen, Paul F. Shoen, the ESOP Trust, Oxford Life Insurance Company, Trustee under that certain Irrevocable Trust dated December 20, 1982 (Edward J. Shoen, grantor), Oxford Life Insurance Company, Trustee under that certain Irrevocable Trust dated December 20, 1982 (Mark V. Shoen, grantor), Oxford Life Insurance Company, Trustee under that certain Irrevocable Trust dated December 20, 1982 (James P. Shoen, grantor) and Oxford Life Insurance Company, Trustee under that certain Irrevocable Trust dated December 20, 1982 (Paul F. Shoen, grantor).

Cover Pages.
-----------

          On July 7, 1997, the parties to the Stockholder Agreement executed Amendment No. 1 to the Amended and Restated Stockholder Agreement to release Sophia M. Shoen and Oxford Life Insurance Company, Trustee under that certain Irrevocable Trust, dated December 20, 1982 (Sophia M. Shoen, grantor), from the Stockholder Agreement. As a result, Sophia M. Shoen's shares of Common Stock, including those held in trust by Oxford Life Insurance Company and the shares allocated to her ESOP Trust Account are no longer beneficially held by the Group. Accordingly, the total number of shares of Common Stock now held pursuant to the Stockholder Agreement is 14,246,411.

          The cover pages are hereby amended in their entirety, to reflect the foregoing.

CUSIP No. 023586100
                                 13D

1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Edward J. Shoen
----------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       (a) [X]
                                                       (b) [ ]
----------------------------------------------------------------------------
3.        SEC USE ONLY

----------------------------------------------------------------------------
4.        SOURCE OF FUNDS (See Instructions)

          00
----------------------------------------------------------------------------
5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]

----------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Arizona, United States
----------------------------------------------------------------------------

 NUMBER OF     7.   SOLE VOTING POWER
  SHARES
BENEFICIALLY   -------------------------------------------------------------
  OWNED        8.   SHARED VOTING POWER
    BY
   EACH             14,246,411
 REPORTING     -------------------------------------------------------------
   PERSON      9.   SOLE DISPOSITIVE POWER
   WITH
               -------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    14,246,411
----------------------------------------------------------------------------
11.             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    14,246,411
----------------------------------------------------------------------------
12.            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)           [ ]

----------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    63.0
----------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON

          IN
----------------------------------------------------------------------------

CUSIP No. 023586100
                                 13D

1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Mark V. Shoen
----------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       (a) [X]
                                                       (b) [ ]

----------------------------------------------------------------------------
3.        SEC USE ONLY


----------------------------------------------------------------------------
4.        SOURCE OF FUNDS (See Instructions)

          00
----------------------------------------------------------------------------
5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]

----------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Arizona, United States
----------------------------------------------------------------------------
  NUMBER OF    7.   SOLE VOTING POWER
   SHARES
BENEFICIALLY   -------------------------------------------------------------
   OWNED       8.   SHARED VOTING POWER
     BY
    EACH            14,246,411
 REPORTING     -------------------------------------------------------------
   PERSON      9.   SOLE DISPOSITIVE POWER
   WITH
               -------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    14,246,411
----------------------------------------------------------------------------
11.        AGGREGATE  AMOUNT  BENEFICIALLY OWNED  BY  EACH  REPORTING PERSON

                    14,246,411
----------------------------------------------------------------------------
12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)           [ ]

----------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    63.0
----------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON

          IN
----------------------------------------------------------------------------

CUSIP No. 023586100
                                 13D

1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          James P. Shoen
----------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       (a) [X]
                                                       (b) [ ]

----------------------------------------------------------------------------
3.        SEC USE ONLY


----------------------------------------------------------------------------
4.        SOURCE OF FUNDS (See Instructions)

          00
----------------------------------------------------------------------------
5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]

----------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Arizona, United States
----------------------------------------------------------------------------
 NUMBER OF     7.   SOLE VOTING POWER
  SHARES
BENEFICIALLY   -------------------------------------------------------------
  OWNED        8.   SHARES VOTING POWER
    BY
   EACH             14,246,411
 REPORTING     -------------------------------------------------------------
   PERSON      9.   SOLE DISPOSITIVE POWER
   WITH
               -------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    14,246,411
----------------------------------------------------------------------------
11.        AGGREGATE  AMOUNT  BENEFICIALLY OWNED  BY  EACH  REPORTING PERSON

                    14,246,411
----------------------------------------------------------------------------
12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)           [ ]

----------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    63.0
----------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON

          IN
----------------------------------------------------------------------------

CUSIP No. 023586100
                                 13D

1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Paul F. Shoen
----------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       (a) [X]
                                                       (b) [ ]

----------------------------------------------------------------------------
3.        SEC USE ONLY


----------------------------------------------------------------------------
4.        SOURCE OF FUNDS (See Instructions)

          00
----------------------------------------------------------------------------
5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]

----------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Arizona, United States
----------------------------------------------------------------------------
 NUMBER OF     7.   SOLE VOTING POWER
  SHARES
BENEFICIALLY   -------------------------------------------------------------
  OWNED        8.   SHARES VOTING POWER
    BY
   EACH             14,246,411
 REPORTING     -------------------------------------------------------------
   PERSON      9.   SOLE DISPOSITIVE POWER
   WITH
               -------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    14,246,411
----------------------------------------------------------------------------
11.        AGGREGATE  AMOUNT  BENEFICIALLY OWNED  BY  EACH  REPORTING PERSON

                    14,246,411
----------------------------------------------------------------------------
12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)           [ ]

----------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    63.0
----------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON

          IN
----------------------------------------------------------------------------

CUSIP No. 023586100
                                 13D

1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Irrevocable Trust dated December 20, 1982 between Edward J.
          Shoen, as grantor, and Oxford Life Insurance Company, as
          trustee
----------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       (a) [X]
                                                       (b) [ ]

----------------------------------------------------------------------------
3.        SEC USE ONLY


----------------------------------------------------------------------------
4.        SOURCE OF FUNDS (See Instructions)

          00
----------------------------------------------------------------------------
5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]

----------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Arizona, United States
----------------------------------------------------------------------------
 NUMBER OF     7.   SOLE VOTING POWER
  SHARES
BENEFICIALLY   -------------------------------------------------------------
  OWNED        8.   SHARED VOTING POWER
    BY
   EACH             14,246,411
 REPORTING     -------------------------------------------------------------
   PERSON      9.   SOLE DISPOSITIVE POWER
   WITH
               -------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
                    14,246,411
----------------------------------------------------------------------------
11.        AGGREGATE  AMOUNT  BENEFICIALLY OWNED  BY  EACH  REPORTING PERSON

                    14,246,411
----------------------------------------------------------------------------
12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)           [ ]

----------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    63.0
----------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON
          00
----------------------------------------------------------------------------

CUSIP No. 023586100
                                 13D

1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Irrevocable Trust dated December 20, 1982 between Mark V.
          Shoen, as grantor, and Oxford Life Insurance Company, as
          trustee
----------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       (a) [X]
                                                       (b) [ ]

----------------------------------------------------------------------------
3.        SEC USE ONLY


----------------------------------------------------------------------------
4.        SOURCE OF FUNDS (See Instructions)

          00
----------------------------------------------------------------------------
5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]

----------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Arizona, United States
----------------------------------------------------------------------------
 NUMBER OF     7.   SOLE VOTING POWER
  SHARES
BENEFICIALLY   -------------------------------------------------------------
  OWNED        8.   SHARED VOTING POWER
    BY
   EACH             14,246,411
 REPORTING     -------------------------------------------------------------
   PERSON      9.   SOLE DISPOSITIVE POWER
   WITH
               -------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    14,246,411
----------------------------------------------------------------------------
11.        AGGREGATE  AMOUNT  BENEFICIALLY OWNED  BY  EACH  REPORTING PERSON

                    14,246,411
----------------------------------------------------------------------------
12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)           [ ]

----------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    63.0
----------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON
          00
----------------------------------------------------------------------------

CUSIP No. 023586100
                                 13D

1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Irrevocable Trust dated December 20, 1982 between James P.
          Shoen, as grantor, and Oxford Life Insurance Company, as
          trustee
----------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       (a) [X]
                                                       (b) [ ]

----------------------------------------------------------------------------
3.        SEC USE ONLY


----------------------------------------------------------------------------
4.        SOURCE OF FUNDS (See Instructions)
          00
----------------------------------------------------------------------------
5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]

----------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Arizona, United States
----------------------------------------------------------------------------
 NUMBER OF     7.   SOLE VOTING POWER
  SHARES
BENEFICIALLY   -------------------------------------------------------------
  OWNED        8.   SHARED VOTING POWER
    BY
   EACH             14,246,411
 REPORTING     -------------------------------------------------------------
  PERSON       9.   SOLE DISPOSITIVE POWER
   WITH
               -------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    14,246,411
----------------------------------------------------------------------------
11.        AGGREGATE  AMOUNT  BENEFICIALLY OWNED  BY  EACH  REPORTING PERSON

                    14,246,411
----------------------------------------------------------------------------
12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)           [ ]

----------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    63.0
----------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON

          00
----------------------------------------------------------------------------

CUSIP No. 023586100
                                 13D

1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Irrevocable Trust dated December 20, 1982 between
          Paul F. Shoen, as grantor, and Oxford Life Insurance
          Company, as trustee
----------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       (a) [X]
                                                       (b) [ ]

----------------------------------------------------------------------------
3.        SEC USE ONLY


----------------------------------------------------------------------------
4.        SOURCE OF FUNDS (See Instructions)
          00
----------------------------------------------------------------------------
5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]

----------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Arizona, United States
----------------------------------------------------------------------------
 NUMBER OF     7.   SOLE VOTING POWER
  SHARES
BENEFICIALLY   -------------------------------------------------------------
  OWNED        8.   SHARED VOTING POWER
    BY
   EACH             14,246,411
 REPORTING     -------------------------------------------------------------
  PERSON       9.   SOLE DISPOSITIVE POWER
   WITH
               -------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    14,246,411
----------------------------------------------------------------------------
11.        AGGREGATE  AMOUNT  BENEFICIALLY OWNED  BY  EACH  REPORTING PERSON

                    14,246,411
----------------------------------------------------------------------------
12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)           [ ]

----------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    63.0
----------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON

          00
----------------------------------------------------------------------------

CUSIP No. 023586100
                                 13D

1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           The  AMERCO Employee Savings, Profit Sharing and  Employee
           Stock Ownership Trust
----------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       (a) [X]
                                                       (b) [ ]

----------------------------------------------------------------------------
3.        SEC USE ONLY


----------------------------------------------------------------------------
4.        SOURCE OF FUNDS (See Instructions)

          00
----------------------------------------------------------------------------
5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]

----------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Arizona, United States
----------------------------------------------------------------------------
 NUMBER OF     7.   SOLE VOTING POWER
  SHARES
BENEFICIALLY   -------------------------------------------------------------
  OWNED        8.   SHARED VOTING POWER
    BY
   EACH             14,246,411
 REPORTING     -------------------------------------------------------------
   PERSON      9.   SOLE DISPOSITIVE POWER
   WITH
               -------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    14,246,411
----------------------------------------------------------------------------
11.        AGGREGATE  AMOUNT  BENEFICIALLY OWNED  BY  EACH  REPORTING PERSON

                    14,246,411
----------------------------------------------------------------------------
12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)           [ ]

----------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    63.0
----------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON

          EP
----------------------------------------------------------------------------

Item 2.

           The information in Item 2 is revised in its entirety to read as follows:

           This statement is being filed on behalf of a "group," as such term is being used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "1934 Act"). The members of the group are Edward J. Shoen; Mark V. Shoen; James P. Shoen; Paul F. Shoen; Oxford Life Insurance Company, Trustee under that certain Irrevocable Trust dated December 20, 1982 (Edward J. Shoen, grantor); Oxford Life Insurance Company, Trustee under that certain Irrevocable Trust dated December 20, 1982 (Mark V. Shoen, grantor); Oxford Life Insurance Company, Trustee under that certain Irrevocable Trust dated December 20, 1982 (James P. Shoen, grantor); Oxford Life Insurance Company, Trustee under that certain Irrevocable Trust dated December 20, 1982 (Paul F. Shoen, grantor); and the ESOP Trust (collectively, the "Stockholders" or the "Group"). Additional information about the members of the Group is provided below.

Edward J. Shoen
Business Address:  2727 N. Central Avenue
Phoenix, Arizona 85004
Principal Occupations: Chairman of the Board and President of AMERCO and U-Haul
Citizenship:  USA

Mark V. Shoen
Business Address:  2727 N. Central Avenue
Phoenix, Arizona 85004
Principal Occupations: Director of U-Haul and President of U-Haul Phoenix Operations
Citizenship:  USA

James P. Shoen
Business Address:  1325 Airmotive Way, Suite 100
Reno, Nevada 89502
Principal  Occupations:   Vice President of AMERCO  and  Director  of
AMERCO and U-Haul
Citizenship:  USA

Paul F. Shoen
Business Address:  P.O. Box 524
Glenbrook, Nevada 89413
Principal Occupations: Director of AMERCO and Chairman of the Board, CEO, and President of Pantechnicon Aviation, Ltd.
Citizenship:  USA

The  AMERCO  Employee Savings and Profit Sharing and  Employee  Stock
Ownership Trust
Address of Principal Office:  2727 N. Central Avenue
Phoenix, Arizona 85004
Principal Business:  Employee Benefit Trust

Oxford Life Insurance
Address of Principal Office:  2721 N. Central Avenue
Phoenix, Arizona 85004
Principal Business: Trustee under: (i) Irrevocable Trust dated December 20, 1982 (Edward J. Shoen, grantor; (ii) Irrevocable Trust dated December 20, 1982 (Mark V. Shoen, grantor), (iii) Irrevocable Trust dated December 20, 1982 (James R. Shoen, grantor), and (iv) Irrevocable Trust dated December 20, 1982 (Paul F. Shoen, grantor).

      The address for AMERCO is 1325 Airmotive Way, Suite 100, Reno, Nevada 89502 and the address for U-Haul International, Inc. is 2727 North Central Avenue, Phoenix, Arizona 85004.

     During the last five years, none of the above persons (including those persons that comprise the "ESOP Trustee") has either (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

           The information set forth in Item 5 is revised in its entirety to read as follows:

Edward  J. Shoen, the E Trust, Mark V. Shoen, the M Trust,  James  P.
---------------------------------------------------------------------
Shoen,  the J Trust, Paul F. Shoen, the P Trust, the ESOP Trust,  and
---------------------------------------------------------------------
the ESOP Trustee, as a group
----------------------------

           (i)     Aggregate number of shares:      14,246,411
          (ii)     Percentage of class:                  63.0(1)
         (iii)     Sole voting power:
          (iv)     Shared voting power:             14,246,411
           (v)     Sole dispositive power:
          (vi)     Shared dispositive power:        14,246,411

Edward J. Shoen (without regard to the Stockholder Agreement)
-------------------------------------------------------------

           (i)     Aggregate number of shares:       3,483,681
          (ii)     Percentage of class:                  15.4

The E Trust (without regard to the Stockholder Agreement)
---------------------------------------------------------

           (i)     Aggregate number of shares:         559,443
          (ii)     Percentage of class:                   2.5



Mark V. Shoen (without regard to the Stockholder Agreement)
-----------------------------------------------------------
_______________________________
1          Based  on  22,614,087  outstanding  shares  which  include
16,851,592  shares of Common Stock and 5,762,495 shares of  Series  A
Stock.

           (i)     Aggregate number of shares:       3,442,981
          (ii)     Percentage of class:                  15.2

The M Trust (without regard to the Stockholder Agreement)
---------------------------------------------------------

           (i)     Aggregate number of shares:         527,604
          (ii)     Percentage of class:                   2.3

James P. Shoen (without regard to the Stockholder Agreement)
-----------------------------------------------------------

           (i)      Aggregate  number  of  shares:        2,278,814
          (ii)     Percentage of class:                   10.1

The J Trust (without regard to the Stockholder Agreement)
---------------------------------------------------------

           (i)     Aggregate number of shares:         337,426
          (ii)     Percentage of class:                   1.5

Paul F. Shoen (without regard to the Stockholder Agreement)
-----------------------------------------------------------

           (i)     Aggregate number of shares:       2,032,558
          (ii)     Percentage of class:                   9.0

The P Trust (without regard to the Stockholder Agreement)
---------------------------------------------------------

           (i)     Aggregate number of shares:          71,976
          (ii)     Percentage of class:                   0.3

The ESOP Trust (without regard to the Stockholder Agreement)
------------------------------------------------------------

           (i)     Aggregate number of shares:       1,511,928 (2)(3)
          (ii)     Percentage of class:                   6.7
_______________________________
2    These shares include shares allocated to the accounts of Edward
J. Shoen (3,093.59 shares), Mark V. Shoen (2,818.90 shares), James P. Shoen (2,787.83 shares) and Paul F. Shoen (779.33 shares) pursuant to the Plan of which the ESOP Trust is a part. These shares are not included in the number of shares beneficially owned by Edward J. Shoen, Mark V. Shoen, James P. Shoen and Paul F. Shoen as disclosed in this Item 5.

3 Although the ESOP Trust is a party to the Stockholder Agreement, the ESOP Trust is not required to fulfill its voting obligations under the Stockholder Agreement unless the ESOP Trustee is provided with an opinion of counsel, satisfactory to the ESOP Trustee that the compliance by the ESOP Trustee with the voting requirements of the Stockholder Agreement will not result in a violation of the provisions of the Employee Retirement Income Security Act of 1974, as amended, or the Internal Revenue Code of 1986, as amended. The ESOP Trustee may in its discretion waive the opinion requirement.

The ESOP Trustee (without regard to the Stockholder Agreement)
--------------------------------------------------------------

           (i)     Aggregate number of shares:       1,511,928 (2)(3)
          (ii)     Percentage of class:                   6.7

          No member of the group described on page 2 effected any transactions in Common Stock during the past sixty days.

Item 6.  Contracts,  Arrangements,  Understandings  or  Relationships
         ------------------------------------------------------------
         with Respect to Securities of the Issuer.
         -----------------------------------------

          The information set forth in Item 6 is supplemented to read as follows:

          On July 7, 1997, the parties to the Stockholder Agreement executed Amendment No. 1 to the Amended and Restated Stockholder Agreement to release Sophia M. Shoen and Oxford Life Insurance Company, Trustee under that certain Irrevocable Trust, dated December 20, 1982 (Sophia M. Shoen, grantor), from the Stockholder Agreement. As a result, Sophia M. Shoen's shares of Common Stock, including those held in trust by Oxford Life Insurance Company and the shares allocated to her ESOP Trust Account are no longer beneficially held by the Group. Accordingly, the total number of shares of Common Stock now held pursuant to the Stockholder Agreement is 14,246,411.

Item 7.  Material to be Filed as Exhibits.
         ---------------------------------

          Attached to this Amendment No. 11 as exhibits are (i) the Statement Pursuant to Rule 13d-1(f), and (ii) Amendment No. 1 to the Amended and Restated Stockholder Agreement.

                              SIGNATURE
                              ---------
         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 11 to Schedule 13D is true, complete, and correct.


                                       THE AMERCO EMPLOYEE SAVINGS,
                                       PROFIT SHARING AND EMPLOYEE
                                       STOCK OWNERSHIP TRUST


/S/ Edward J. Shoen                     By:/S/ Lloyd T. Dyer
------------------------                   -------------------------
EDWARD J. SHOEN                           Lloyd T. Dyer
Date: September 26, 1997                  Trustee
                                          Date: September 26, 1997



/S/ Mark V. Shoen                       By: /S/ Arthur M. Smith, Jr.
------------------------                   -------------------------
MARK V. SHOEN                            Arthur M. Smith, Jr.
Date: September 26, 1997                 Trustee
                                         Date: September 26, 1997



/S/ James P. Shoen                      By: /S/ Theodore J. Day
------------------------                   -------------------------
JAMES P. SHOEN                           Theodore J. Day
Date: September 26, 1997                 Trustee
                                         Date: September 26, 1997


/S/ Paul F. Shoen
------------------------
PAUL F. SHOEN
Date: September 26, 1997

OXFORD LIFE INSURANCE COMPANY,       OXFORD LIFE INSURANCE COMPANY,
Trustee under that certain           Trustee  under that certain
Irrevocable Trust,                   Irrevocable Trust,
dated December 20, 1982              dated December 20, 1982
(James P. Shoen, grantor)            (Mark V. Shoen, grantor)




By:  /S/ Mark A. Haydukovich         By:  /S/ Mark A. Haydukovich
    ------------------------             ------------------------
    MARK A. HAYDUKOVICH                  MARK A. HAYDUKOVICH
Its President                        Its President
Date: September 26, 1997             Date: September 26, 1997


OXFORD LIFE INSURANCE COMPANY,       OXFORD LIFE INSURANCE COMPANY,
Trustee under that certain           Trustee  under that certain
Irrevocable Trust,                   Irrevocable Trust,
dated December 20, 1982              dated December 20, 1982
(Paul   F.  Shoen,  grantor)         (Edward  J.  Shoen, grantor)



By:  /S/  Mark A. Haydukovich        By:/S/ Mark A. Haydukovich
    -------------------------           ------------------------
    MARK A. HAYDUKOVICH                 MARK A. HAYDUKOVICH
Its President                        Its President
Date: September 26, 1997             Date: September 26, 1997

                            EXHIBIT INDEX
                            -------------


Exhibit  Description                              Sequential Page No.
---------------------------------------------------------------------

  1      Statement Pursuant to Rule 13d-1(f)...................... 22

  2      Amendment  No.  1 to the Amended and Restated  Stockholder
         Agreement................................................ 24